

August 12, 2011

<u>Via E-mail</u>
W. Wesley McMullan
President and Chief Executive Officer
Federal Home Loan Bank of Atlanta
1475 Peachtree Street, NE
Atlanta, Georgia 30309

Re: Federal Home Loan Bank of Atlanta
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 25, 2011
Form 10-Q for the Fiscal Quarter ended June 30, 2011
Filed August 10, 2011
File No. 0-51845

Dear Mr. McMullan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Business, page 4</u>

1.   We note your disclosure on page 65 about the amount of collateral pledged by member institutions compared to advances. Noting the significant number of failed or financially troubled institutions in your operating area, please tell us about any monitoring that you perform prior to approving additional advances by institutions which have existing borrowing capacity but are in financial distress.

2.   Please tell us whether the five counterparties mentioned on page 17 are also among your ten largest advance-borrowing institutions.

Management's Discussion and Analysis of Financial Condition…, page 33

Liquidity and Capital Resources, page 47

3.   Please tell us, with a view toward revised disclosure, whether FHLB Atlanta was in compliance with the 90-day liquidity goal, and whether the bank expected to continue to be in compliance during the first Quarter, when it changed to the 45-day goal.

Compensation Discussion and Analysis, page 151

4.   Revise future filings to identify the Federal Home Loan Banks of similar size and complexity that FHLB Atlanta considers its peers for compensation purposes, or provide your analysis as to why you are not benchmarking these institutions and revise your disclosure appropriately. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition…, page 33

5.   On August 9, 2011, the Chairman of the Federal Reserve announced that it is the Board's expectation that it will maintain near zero interest rates until 2013. Please tell us, with a view towards revised disclosure, management's view as to whether continued near zero borrowing rates will exacerbate your recent decline in advance borrowings by member institutions.

6.   We note your disclosure on page 41 that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

    *   Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
    *   Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note 11 on page 24 that if your credit ratings had been lowered from its current rating to the next lower rating that would have triggered additional collateral to be delivered totaling $220 million to your derivative counterparties at June 30, 2011;

- Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
- Address any impact that the downgrade had on any other financial instruments measured at fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel